Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 2, 2020

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:                             Trine Acquisition Corp.

Registration Statement on Form S-4

Filed September 15, 2020

File No. 333-248803

Ladies and Gentlemen:

On behalf of Trine Acquisition Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 29, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 2 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Background of the Business Combination, page 180

1.              Revisions made in response to prior comment 18 discuss which terms were negotiated. Please revise to provide further background as to why you arrived at the final terms. For example, provide an explanation of why you entered into the PIPE and how you determined the range of proceeds for the PIPE.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 180 and 182 of the proxy statement/consent solicitation statement/prospectus.

2.              Revisions made in response to prior comment 19 reference a benchmarking analysis and a discounted future enterprise valuation analysis. Please revise to provide a summary of these analyses and an explanation of how the Trine board used them to determine the $1.8 billion equity valuation of Desktop Metal.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 193, 194, 195 and 196 of the proxy statement/consent solicitation statement/prospectus.

****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or Arash Parsi at (212) 373-3638.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission
Kathleen Krebs
Robert Littlepage
Claire DeLabar

Trine Acquisition Corp.
Pierre M. Henry
Mark J. Coleman

Desktop Metal, Inc.
Ric Fulop
Meg Broderick
Elizabeth Linardos

Latham & Watkins LLP
John H. Chory
Susan L. Mazur
Ryan J. Maierson
Emily E. Taylor